Eldridge Dynamic Income Fund

Eldridge Industries, LLC

767 Fifth Avenue, Floor 17

New York, New York 10153

August 14, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE: Rule 17g-1 Fidelity Bond Filing for Eldridge Dynamic Income Fund (File No. 811-24202)

Dear Sir or Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), Eldridge Dynamic Income Fund (the “Fund”) and Eldridge Industries, LLC (together with the Fund, the “Insured Parties”) are filing:

a. a copy of the Insured Parties’ executed Fidelity Bond;

b. a certificate of the Secretary of the Fund containing the resolutions of the Fund’s Board of Trustees, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Fidelity Bond, a statement as to the period for which premiums have been paid and a statement showing the amount of the single insured bond that the Fund would have provided and maintained had it not been named as an insured under the joint Fidelity Bond; and

c. a copy of the Agreement Among Joint Insureds by and among the Insured Parties.

The Fidelity Bond will cover the period from November 15, 2025 through November 15, 2026. The premiums have been paid for the period from November 15, 2025 through November 15, 2026.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Meredith Dodd
Meredith Dodd
Chief Legal Officer and Secretary

Enclosures

Eldridge Industries LLC 14 02 21

Endorsement No.: 14	Effective: November 15, 2025
Named Insured: Eldridge Industries, LLC	12:01 A.M. Standard Time
Policy No.: US00122552BL25A	Insurer: XL Specialty Insurance Company

Policy Form: MANAGEMENT LIABILITY AND COMPANY REIMBURSMENT POLICY

ELDRIDGE INDUSTRIES LLC
FINANCIAL INSTITUTION BOND (INCLUDING CYBER
COVERAGE)

In consideration of the premium charged, in addition to the coverage afforded pursuant to ORGANIZATION AND MANAGEMENT LIABILITY Insurance Policy No.US00122552BL25A (the “Policy Form”) issued by XL Specialty Insurance Company to the Insured, and subject to the maximum aggregate Limit of Liability set forth in Item 3 of the Declarations of the Policy Form and subject to the terms, conditions and limitations of this coverage, the Insurer agrees to pay the Insured for:

Insuring Clauses

1.	Dishonesty

A.	Employee

Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the Insured who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the Insured to sustain such loss.

B.	Trade or Loan

Loss resulting directly from dishonest acts of any Employee, committed alone or in collusion with others except with a director or trustee of the Insured who is not an Employee, which arises totally or partially from:

(1)	any Trade; or

(2)	any Loan;

provided, however, the Insured shall first establish that the loss was directly caused by dishonest acts of any Employee which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this Insuring Clause and the Employee was acting in collusion with others and intended to receive improper personal financial gain, but said Employee failed to derive such improper personal financial gain, such loss will nevertheless be covered under this Insuring Clause as if the Employee had obtained such improper personal financial gain provided that the Insured establishes that the Employee intended to receive such improper personal financial gain.

C.	Audit Expense

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Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest acts of any Employee as covered under 1.A. or 1.B. above.

Such expense shall include costs incurred (including necessary wages of Employees) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured. For the purpose of this Insuring Clause, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by an Employee.

2.	On Premises

A.	Loss of Property resulting directly from:

(1)	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

(2)	false pretenses, common law or statutory law larceny, committed by a natural person while on the premises of the Insured,

while the Property is lodged or deposited at premises located anywhere.

B.	Loss of Property while in the possession of any Customer of the Insured or of any representative of such Customer resulting directly from:

(1)	robbery, while such Customer or representative is actually transacting business with the Insured at an outside window and attended by an Employee at any of the Insured’s premises; or

(2)	robbery, during banking hours, while such Customer or representative is in any building or on any driveway or parking lot maintained by the Insured as a convenience for such Customers or representatives using motor vehicles, if such Customer or representative is present in such building or on such facility for the purpose of transacting business with the Insured at any of the Insured’s premises, provided such loss, at the option of the Insured, is included in the Insured’s proof of loss, and excluding, in any event, loss caused by such Customer or such representative. In addition, Certificated Securities held by a Depository Institution shall be deemed to be Property, but solely to the extent of the Insured’s interest therein as affected by the making of appropriate entries on the books and records of such Depository. This Financial Institution Bond Coverage does not afford coverage in favor of any Depository Institution and, in the event of a payment under this Financial Institution Bond Coverage, the Insurer shall be subrogated to the Insured’s rights of recovery against any Depository Institution. To the extent that, under the rules of a Depository Institution, the Insured is liable to such Depository Institution for a portion of the recovery received by the Insurer, the Insurer will reimburse the Insured for the Insured’s payment for its portion of such recovery up to but not exceeding the amount of the loss payment by the Insurer.

3.	In Transit

Loss of Property (including Data, Records and Electronic Media) resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property, Data, Records and Electronic Media is in transit anywhere:

A.	in an armored motor vehicle, including loading and unloading thereof;

B.	in the custody of a natural person acting as a messenger of the Insured; or

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C.	in the custody of the Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)	written Records, Data and Electronic Media;

(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed, except for checks, regardless of negotiability, which were in transit to a processing center and have proven to be destroyed.

Coverage under this Insuring Clause begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	Forgery or Alteration

Loss resulting directly from:

A.	Forgery on, or fraudulent material alteration of, any Negotiable Instrument (other than an Evidence of Debt), Acceptance, Withdrawal Order or receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit; or

B.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written Instructions to the Insured authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which Instructions fraudulently purport to bear the handwritten signature of any Customer of the Insured, financial institution, or Employee, but which Instructions either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such Customer, financial institution or Employee.

For the purpose of this Insuring Clause, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5.	Extended Forgery

Loss resulting directly from the Insured having, in good faith, for its own account or the account of others:

A.	acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original:

(1)	Certificated Security;

(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real Property;

(3)	Certificate of Origin or Title;

(4)	Document of Title;

(5)	Evidence of Debt;

(6)	corporate, partnership or personal Guarantee;

(7)	Security Agreement; or

(8)	Instruction

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(a)	which bears a Forgery; or

(b)	is fraudulently altered; or

(c)	is lost or stolen; or

B.	Guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, Guarantee, or bond upon or in connection with any item listed in A.(1) through A.(8) above (including all signature Guarantees under the STAMP medallion program); or

C.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in A.(1) through A.(4) above which is a Counterfeit Original.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in A.(1) through A.(8) above by the Insured or a correspondent Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured having relied on such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

For the purpose of this Insuring Clause, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

6.	Automated Device

Loss of Money or Negotiable Instruments resulting directly from burglary of any Automated Device.

7.	Counterfeit Money

Loss resulting directly from the receipt by the Insured in good faith of any Counterfeit Money.

8.	Computer System

Loss resulting directly from the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account or given value as the direct result of the fraudulent or malicious preparation, modification or Input of Electronic Data or Electronic Instruction, or, solely as respects a Security Breach or Privacy Breach, a programming or administrative error affecting:

A.	the Computer System;

B.	a Service Bureau’s Computer System;

C.	an Electronic Funds Transfer System;

D.	a Customer Communication System; or

E.	a Computer System of a third party or outsourced vendor under a written contract.

9.	Defective Signature

Loss resulting directly from the Insured having in good faith, in connection with any Loan, accepted, received or acted on the validity of any:

A.	real property mortgage,

B.	real property deed of trust or like instrument pertaining to realty, or

C.	assignment of such mortgage, deed of trust or like instrument which proves to have been defective by reason of:

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(1)	the signature of any person on such document having been obtained through trick, artifice, fraud or false pretenses; or

(2)	the signature on the recorded deed conveying such real property to the mortgagor or grantor of such mortgage or deed of trust having been obtained by or on behalf of such mortgagor or grantor through trick, artifice, fraud or false pretenses.

10.	Voice Initiated Funds Transfer Instruction

Loss resulting directly from the Insured having transferred any funds on the faith of any Voice Initiated Funds Transfer Instruction made by a person purporting to be:

A.	a Customer; or

B.	an authorized representative of the Customer; or

C.	an Employee who was authorized by the Insured to instruct other Employees to transfer funds;

provided, however, such Instructions were received by an Employee specifically designated to receive and act upon such Instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

The following conditions are precedent to coverage under this Insuring Clause:

The Insured will record all Voice Initiated Funds Transfer Instructions. The Insured, however, shall not be deprived of coverage under this Insuring Clause if at the time of filing proof of loss, as set forth in Section 43 (Notice-Proof Legal Proceedings Against Insurer) of this Financial Institution Bond Coverage, the Insured is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such Instructions or an Employee inadvertently did not record the Voice Initiated Funds Transfer Instructions.

11.	Telefacsimile Instruction

Loss resulting directly from the Insured having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the Insured by Telefacsimile directly to the Insured authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the Insured where such Telefacsimile Instructions:

A.	bear a valid test key exchanged between the Insured and a Customer or another financial institution with authority to use such test key for Telefacsimile Instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

B.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile Instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature.

12.	Electronic Data, Electronic Media and Electronic Computer Instruction Loss resulting directly from:

A.	the fraudulent or malicious modification of Electronic Data, Electronic Media or Electronic Computer Instruction being stored within or being run within any system covered under Insuring Clause 8 (Computer System);

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B.	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Computer Instruction;

C.	the acts of an unauthorized party or authorized party operating in an unauthorized manner (including any natural person) causing damage or destruction of Electronic Data, Electronic Media or Electronic Computer Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System, including a Customer’s Computer System covered under Insuring Clause 8 (Computer System);

D.	the acts of an unauthorized party or authorized party operating in an unauthorized manner (including any natural person) that causes the disclosure of Private Information;

E.	a Security Breach;

F.	a programming or administrative error in connection with a Security Breach or Privacy Breach;

G.	the damage or destruction of Electronic Data, Electronic Media or Electronic Computer Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under Insuring Clause 8 (Computer System), provided such damage or destruction was caused by a computer program or similar malicious code which was written or altered to intentionally incorporate malware or hidden instruction, including viruses or worms, designed to damage or destroy Electronic Data, Electronic Media or Electronic Computer Instruction in the Computer System.

For the purpose of this Insuring Clause, Loss shall include the expenses incurred and / or fees paid by the Insured for the verification and restoration of Electronic Computer Instructions, which have been prepared or modified to give rise to a paid loss covered under this Insuring Clause. Covered expenses include costs to replace Electronic Computer Instruction.

13.	Electronic Communication to Insured & E-Theft

A.	Loss resulting directly from the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value:

(1)	due to the fraudulent input of Data either directly or indirectly into the Insured’s Computer System or through a Network into the Insured’s Computer System,

(2)	due to the fraudulent preparation or the fraudulent modification of Electronic Computer Instruction,

(3)	due to a Security Breach,

(4)	due to an unintentional programming or administrative error in connection with a Security Breach or Privacy Breach; or

(5)	on the faith of any electronic Communications directed to or from the Insured, which were transmitted or appear to have been transmitted through:

a.	an Electronic Communication Computer System,

b.	an automated clearing house, custodian, or

c.	a telex, TWX, Telefacsimile Instruction, or similar means of Communication,

directly into the Insured’s Computer System or Communication Terminal, and fraudulently purport to have been sent by an Employee, vendor, Customer, automated clearing house, custodian, or financial institution, or were sent by one of these parties for an inappropriate purpose, but which Communications were either not sent by said Employee, vendor, Customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of

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Electronic Media to the Insured or during electronic transmission to the Insured’s Computer System or Communication Terminal.

B.	Loss resulting directly from theft, destruction, corruption or misappropriation of a Trade Secret, including a Record, of the Insured by means of copying, reproducing, duplicating, removing or altering that Trade Secret or Record by a natural person who, during the Policy Period, has fraudulently:

(1)	accessed the Computer System without authorization; or

(2)	Exceeded Authorized Access.

C.	Physical loss, damage or destruction of Electronic Media resulting directly from robbery, burglary, larceny, misplacement or mysterious unexplainable disappearance.

14.	Electronic Communication from Insured

Loss resulting directly from a Customer of the Insured, vendor or any automated clearing house, or custodian, or financial institution having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any electronic Communications, purporting to have been directed by the Insured to such Customer, vendor, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or Property, which Communications were transmitted, or appear to have been transmitted through:

A.	an Electronic Communication System,

B.	an automated clearing house, custodian, or

C.	a telex, TWX, Telefacsimile Instruction, or similar means of Communication,

directly into a Computer System or Communication Terminal of said Customer, vendor, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which Communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

15.	Insured’s Service Bureau Operations

Loss resulting directly from a Customer of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value as the direct result of the fraudulent input, the fraudulent modification or the fraudulent destruction of Electronic Data stored within, or being run within, the Computer System, or during electronic transmission through Data Communication lines from the Computer System into the Customer’s Computer System, while the Insured is acting as a Service Bureau for said Customer, which fraudulent acts were committed by a person who intended to cause the Insured or the Insured’s Customer to sustain a loss or to obtain financial gain for such person or any other person, and for which loss the Insured is held to be legally liable.

16.	Extortion

Loss resulting directly from the Insured having surrendered any funds including, but not limited to bitcoin or other forms of digital cryptocurrency or Property to a person other than an Employee of the Insured where said person has gained, alleges to have gained, or threatens to gain access to the Computer System and threatens to:

A.	cause the Insured to transfer, pay or deliver any funds or Property using the Computer System;

B.	sell or disclose confidential security codes, confidential information (including information about the Computer System and associated security of such system(s)) or the personal health and/or financial information of third parties to another person or party, and/or to enable the recipient of such

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confidential security codes and information to cause the Insured to transfer, pay or deliver any funds or Property using the Computer System, or to steal the identities of third parties;

C.	damage or destroy the Insured’s Electronic Data or the Insured’s Electronic Computer Instruction while stored within the Insured’s Computer System;

D.	effectuate a Security Breach or Privacy Breach;

E.	to disclose information that could reasonably lead to a Security Breach;

F.	compromise or restrict access to or use of the Computer Systems;

provided, however, that before surrendering any funds or Property the Insured makes every reasonable effort to conduct an investigation which provides a reasonable basis for concluding said threat is technologically credible, and the Insured consults with the Federal Bureau of Investigation or other law enforcement agency having jurisdiction over such matters and reasonably considers recommendations, instructions or suggestions of such law enforcement agency(ies) along with that of other expert advisors with specific knowledge and experience responding to and resolving such matters.

17.	Cash Letter

Loss of any items contained in a Cash Letter which have been accepted by the Insured for deposit, payment, or collection resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, or damage to or destruction of, the Cash Letter while in transit from any office of the Insured to any other premise in the United States of America or Canada.

Coverage under this Insuring Clause begins immediately after the Cash Letter leaves the premises of the Insured and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located in the United States of America or Canada. Loss shall be limited to Extra Expense incurred by the Insured in identifying the depositors of such lost checks or drafts and in assisting such depositors in obtaining duplicates thereof.

The following conditions are precedent to coverage under this Insuring Clause:

The Insured shall have made:

A.	Record of the name of the issuer, drawer or maker of each such check or draft and a Record of the name of the person presenting each such check or draft with all other descriptive Data necessary for the purpose of reconstruction; or

B.	a film Record of each check or draft in its entirety; and

C.	all reasonable efforts to exercise its rights to the fullest extent under the terms of any deposit agreement with any Customer to charge back items to a Customer.

The Insured, however, shall not be deprived of coverage under this Insuring Clause if such film Records are unavailable due to the failure of the film Record equipment to Record such check or draft or due to the unintended destruction of the film Record after it has been made, and such failure or destruction was unknown at the time the check or draft was placed in the Cash Letter.

18.	Safe Deposit Box

Loss resulting directly from:

A.	the Insured being legally liable to pay for loss, damage or destruction of Customers’ Property; or

B	loss, damage or destruction of Customers’ Property resulting directly from robbery or burglary, provided such loss occurs within the Insured’s premises and is included in the Insured’s proof of loss.

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19.	Denial or Impairment of Service

Loss resulting directly from the impairment, total or partial interruption, degradation of bandwidth, Denial of Service of, or other interruption in service including the voluntary shut down of the Computer Systems to mitigate further loss, the corruption, destruction or deletion of, Electronic Data and/or Electronic Media on which the Electronic Data is stored, provided such Loss constitutes Business Income or Extra Expense which occurs during the Period of Recovery Services and results directly from:

(1)	a Security Breach;

(2)	unauthorized access to the Insured’s Computer System or Exceeded Authorized Access;

(3)	the transmission of or failure to prevent a Security Breach, including the introduction of a virus, worm or other malicious code, malware, or Electronic Computer Instruction into the Insured’s Computer System;

(4)	an unintentional programming or administrative error;

(5)	An event that potentially triggers coverage under Insuring Clause 16 (Extortion)

Any Business Income loss that occurs during the Period of Recovery of Service will be subject to an eight (8) hour time retention. For the avoidance of doubt, Business Income loss incurred during the Period of Recovery of Service shall erode the dollar retention.

20.	E-Vandalism

Loss resulting directly from the malicious acts of third party, including a nation-state, or rogue employee or contractor, who alters, damages, deletes, renders unavailable, or destroys any Data, Electronic Instructions or Communication which reside or exist internal or external to the Insured’s Computer System, which is owned by the Insured or for which the Insured is legally liable.

21.	E-Signature

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others, acquired, or given value, extended credit or assumed liability on the faith of any Transferable Record which bears an Electronic Signature of any maker, drawer, issuer, endorser, assignor or of any person signing in any other capacity, which Electronic Signature is not in fact the Electronic Signature authorized or signed by such person.

22.	Forensic Expense

The reasonable Forensic Expenses incurred as a result of hiring one or more qualified third party security firms, including a Payment Card Forensic Investigator (PFI) to investigate an actual, alleged or potential Security Breach or Privacy Breach of the Computer System, confirm the cause and extent of the breach, determine its source and cure the vulnerability and/or exploit that caused said breach. Forensic Expenses also include costs to investigate the source, vulnerability, error and / or exploit that cause coverage to be triggered under Insuring Clause 19 (Denial or Impairment of Service).

23.	Notification Expense

The reasonable Notification Expense incurred by the Insured to comply with the regulatory or consumer notification requirements of any federal, state or local statute, rule or regulation, or of a judgment, settlement, consent decree, legal obligation, or as a matter of goodwill to mitigate further loss. In addition, the Insured may provide voluntary notification to third party(ies), including Customers or Employees, that may not fall under the breach notice requirements.

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24.	Credit Monitoring, Protection and Credit Restoration Expenses

The reasonable Credit Monitoring, Protection and Credit Restoration Expenses following an actual or suspected Privacy Breach including up to three (3) years of credit monitoring services for such third party(ies), including Customers or Employees, provided that such services are redeemed within twelve (12) months of the date the Insured’s offer to extend such service.

25.	Public Relations Expense

Reasonable Public Relations Expenses.

26.	Synthetic Identity Fraud

Loss resulting from the use of identity(ies) to establish illegitimate accounts, loan or transaction, or to transfer or make payment using Synthetic Identities).

Exclusions

27.	Coverage under this Financial Institution Bond Coverage does not apply to:

A.	Kinetic warfare or sabotage; however this exclusion shall not apply to loss that occurs while in transit pursuant to the Insuring Clause 3 (In Transit), or Cyber Terrorism.

B.	loss caused by Theft or any other fraudulent, dishonest or criminal act committed by a partner of the Insured, whether acting alone or in collusion with others; however, this exclusion shall not apply to loss otherwise covered under Insuring Clauses 12 (Electronic Data, Electronic Media, and Electronic Computer Instruction), 13 (Electronic Communications to Insured & E-Theft), 14 (Electronic Communication from Insured), 15 (Insureds Service Bureau Operations), 16 (Extortion), 17 (Cash Letter), 18 (Safe Deposit Box), 19 (Denial or Impairment of Service), 20 (E-Vandalism), 21 (E-Signature), 22 (Forensic Expense), 23 (Notification Expense), 24 (Credit Monitoring and Protection Expense), 25 (Public Relations Expense), 26 (Synthetic Identity Fraud);

C.	any expenses incurred by the Insured in establishing the existence or the amount of any loss covered under this Financial Institution Bond Coverage; however, this exclusion shall not apply to coverage granted in Insuring Clause 1. C. (Audit Expense) nor shall this exclusion apply to the costs associated with Insuring Clause 22 (Forensic Expense);

D.	loss of income not realized by the Insured as the result of any loss covered under this Financial Institution Bond Coverage except as provided in Insuring Clause 19 (Denial or Impairment of Service) and Insuring Clause 20 (Vandalism);

E.	fees, costs or expenses incurred or paid by the Insured in prosecuting or defending any legal proceeding or claim (other than legal proceedings covered under Insuring Clause 4 (Forgery or Alteration)) whether or not such proceeding results or would result in a loss recoverable under this Financial Institution Bond Coverage;

F.	loss unless reported and proved in accordance with Section 43 (Notice-Proof Legal Proceedings Against Insurer) hereof;

G.	loss unless discovered and written notice thereof is given to the Insurer within (1) sixty (60) days following termination in its entirety of coverage afforded by the Financial Institution Bond Coverage provided to the Insured by the Insurer or (2) one (1) year following such termination if the termination results from the voluntary liquidation or voluntary dissolution of the first named Insured;

H.	loss sustained by any Insured herein unless discovered and written notice thereof is given to the Insurer within sixty (60) days following termination of this Financial Institution Bond Coverage as to such Insured;

I.	loss under any Insuring Clause which is terminated in its entirety unless discovered and written notice thereof is given to the Insurer within sixty (60) days following such termination;

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J.	loss of Property while in the US mail provided, however, this exclusion shall not apply to Insuring Clause 1 (Dishonesty) or Insuring Clause 17 (Cash Letter);

K.	loss resulting from non-payment of or default on any Loan whether such Loan was procured in good faith or through trick, artifice, fraud or false pretenses, however, this exclusion shall not apply to Insuring Clause 1 (Dishonesty), 4 (Forgery or Alteration), 5 (Extended Forgery), 8 (Computer System) or 9 (Defective Signature); 21 (E-Signature), or 26 (Synthetic Identity Fraud); or

L.	loss of any tangible item of personal Property which is not specifically enumerated as Property and for which the Insured is legally liable, if such Property is specifically Insured by the other insurance of any kind and in any amount obtained by the Insured, and in any event loss of such Property occurring more than sixty (60) days after the Insured shall have become aware that it is liable for the safekeeping of such Property; however this exclusion shall not apply to Insuring Clause 18 (Safe Deposit Box).

28.	Coverage under Insuring Clauses 2 (On Premises) and 3 (In Transit) of this Financial Institution Bond Coverage does not apply to loss or damage:

A.	which occurs outside of the territory set forth in Item 9. of the Declarations for this Financial Institution Bond Coverage;

B.	due to Theft, Computer Theft or any other fraudulent, dishonest or criminal act (other than Safe Burglary or Robbery or attempt thereat) by any Employee, director, trustee or authorized representative of the Insured whether acting alone or in collusion with others, however this exclusion shall not apply for loss of Data, Record or Electronic Instruction resulting directly from unauthorized access or unauthorized use of the Insured’s Computer System by unauthorized parties or by parties exceeding or violating their authorization, as well as the misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

C.	due to fire, except (1) loss of or damage to Money or Securities, or (2) damage to any safe or vault caused by the application of fire thereto for the purpose of Safe Burglary;

D.	due to the giving or surrendering of Money or Securities in any exchange or purchase;

E.	due to Forgery;

F.	due to nuclear reaction, nuclear radiation or radioactive contamination or to any act or condition incident to any of the foregoing;

G.	of or to Money, Securities or other Property as a result of kidnap/ransom or other extortion payments (as distinguished from the proceeds of a Robbery) surrendered to any person as a result of a threat to do (1) bodily harm to any person, or (2) damage to the Premises or other Property owned by the Insured or held by the Insured in any capacity;

H.	due to Computer Systems or Voice Initiated Funds Transfer Fraud;

I.	due to items of deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud; or

J.	due to any Un-Certificated Security.

29.	Coverage under Insuring Clause 4 (Forgery or Alteration) does not apply to loss through Forgery or alteration of, on, or in:

A.	any Instrument, if such Forgery or alteration is committed by any Employee; or

B.	any registered or coupon obligations issued or purported to have been issued by the Insured or any coupons attached thereto or detached there from.

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30.	Coverage under Insuring Clause 8 (Computer System), 10 (Voice Initiated Funds Transfer Instruction), 11 (Telefacsimile Instruction), 12 (Electronic Data, Electronic Media, and Electronic Computer Instruction), 13 (Electronic Communication to Insured & E-Theft), 14 (Electronic Communication from Insured), 15 (Insureds Service Bureau Operations), and 16 (Extortion), of this Financial Institution Bond does not apply to:

A.	Loss of potential income including, but not limited to, interest and dividends, except as provided under Insuring Agreement 16 (Extortion);

B.	Loss as a result of a threat;

(1)	to do bodily harm to any Person, except loss of Electronic Data Processing Media or Electronic Data in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; however, Property shall not mean digital assets or components of the Computer System; or

(2)	to do damage to the premises or Property of the Insured;

C.	Loss of Negotiable Instruments, Securities, documents or written Instruments except as converted to Electronic Data and then only in that converted form;

D.	Loss resulting directly or indirectly from Telefacsimile unless covered under Insuring Clause 11 (Telefacsimile Instruction).

31.	Coverage under Insuring Clause 18 of this Financial Institution Bond Coverage does not apply to:

A.	loss of Customers’ Property held by the Insured in any capacity other than safekeeping as evidenced by written agreement between the Customer and the Insured;

B.	liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement.

Conditions and Limitations

32.	Ownership

The Insurer’s liability under this Financial Institution Bond Coverage shall apply only to Money, Securities or other Property owned by the Insured or for which the Insured is legally liable, or held by the Insured in any capacity whether or not the Insured is liable.

33.	Joint Insured

Only the first named Insured shall be deemed to be the sole agent of the others for all purposes under this Financial Institution Bond Coverage, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Financial Institution Bond Coverage. Each and every other Insured shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Financial Institution Bond Coverage and neither this Financial Institution Bond Coverage nor any right of action shall be assignable.

All losses and other payments, if any, payable by the Insurer shall be payable to the first named Insured without regard to such Insured’s obligations to others, and the Insurer shall not be responsible for the application by the first named Insured of any payment made by the Insurer. If the Insurer agrees to and makes payment to any Insured other than the one first named, such payment shall be treated as though made to the first named Insured. The Insurer shall not be liable for loss sustained by one Insured to the advantage of any other Insured.

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34.	Consolidation or Merger

If, through (1) consolidation or merger with, (2) acquisition of the majority stock ownership of, or (3) acquisition of the assets of some other entity, exposures are created which are covered by this Financial Institution Bond Coverage by reason of the description of the Insured, and that such consolidation, merger, or acquisition results in an increase of the total assets of the Insured of more than fifty percent (50%), then the Insured shall give the Insurer written notice of the consolidation, merger or acquisition within ninety (90) days and shall pay the Insurer an additional premium computed pro rata from the date of the consolidation, merger or acquisition to the end of the current premium period; otherwise coverage as may be provided on such other entity shall be null and void from the date of the consolidation, merger or acquisition.

35.	Other Insurance

If the Insured or any other party at interest in any loss covered by this Financial Institution Bond Coverage has any valid and collectible bond, indemnity or insurance which would cover such loss in whole or in part in the absence of this Financial Institution Bond Coverage, then this Financial Institution Bond Coverage shall be excess of such other valid and collectible bond, indemnity, or insurance.

In the event that an Insurer providing coverage to which this policy is excess fails to pay covered losses, the Insurer shall advance and indemnify such covered losses unless and until such other insurance pays. If and to the extent the Insurer pays covered losses covered by other insurance to which this policy is excess, the Insurer shall be subrogated to the Insured’s rights of recovery under such other insurance.

36.	Limits of Liability

A.	Aggregate Limit of Liability

The Insurer’s total cumulative liability for all Single Losses sustained or discovered during the Bond Period shall not exceed the Aggregate Limit of Liability as stated in ITEM 4. of the Declarations section of this Financial Institution Bond Coverage. Each payment made under the terms of this Financial Institution Bond Coverage shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(1)	the Insurer shall have no further liability for loss or losses regardless of when sustained or discovered and whether or not previously reported to the Insurer; and the Insurer shall have no obligation under Section 44 (Legal Proceedings Against Insured) to continue the defense of the Insured, and on notice by the Insurer to the Insured that the Aggregate Limit of liability has been exhausted, the Insured shall bear the responsibility for its defense in any claims, suits or legal proceedings at its own cost;

(2)	The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section 40 (Recoveries). In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the Aggregate Limit of Liability. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Bond Period.

B.	Single Loss Limit of Liability

The Insurer’s liability for each Single Loss shall not exceed the applicable Single Loss limit of liability or the unpaid portion of the Aggregate Limit of Liability, whichever is less. If a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limits of liability.

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37.	Deductible Amount

The Insurer shall only be liable for any Single Loss which is more than the applicable Deductible amount for the Insuring Clause indicated on the Declarations page subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

Notwithstanding the foregoing, it is understood that a covered Loss resulting from a continuous, related or repeated Security Breach, including a denial of service attack, that results in impairment, or other interruption or service including voluntary shut down of the Computer System to mitigate against further loss, degradation of bandwidth, or partial or total disruption of the Insured’s Computer System over an extended period of time, regardless of whether or not the Insured is able to improve or restore bandwidth for short periods during the attack, shall be subject to an aggregate time element retention of 48 hours. The time retention shall include all loss caused by the same or similar Security Breach as evidenced by the threat vectors exploited and/or by the same perpetrators as determined through formal forensic investigation. The single aggregate retention shall be applied against all covered loss over a 90-day period commencing with the date of the first Security Breach. If different Single Loss deductibles are applicable to different parts of any loss, the applicable Single Loss deductible(s) will be applied separately to each part of such loss, and the sum of such Single Loss deductible(s) will not exceed the largest applicable Single Loss deductible set forth in ITEM 4. of the Declarations of this Financial Institution Bond Coverage.

38.	Non-Accumulation of Liability

Regardless of the number of years, coverage shall continue in force, and the number of premiums which shall be payable or paid, or any other circumstances whatsoever, the liability of the Insurer with respect to any loss or losses shall not be cumulative from year to year or from period to period. When there is more than one Insured, the aggregate liability of the Insurer for loss or losses sustained by any or all of them shall not exceed the amount for which the Insurer would be liable if all losses were sustained by anyone of them.

39.	Valuation

A.	Books of Account or Other Records

The value of any loss of Property consisting of books of account or other Records used by the Insured in the conduct of its business shall be the amount paid by the Insured for blank books, blank pages, or other materials which replace the lost books of account or other Records, plus the cost of labor paid by the Insured for the actual transcription or copying of Data to reproduce such books of account or other Records.

In case of this misappropriation or alteration of a Record, the Insurer shall be liable under the Policy only if the Record is actually reproduced or restored and then for not more than the cost of the blank media and cost of labor for actual transcription or copying of Data which shall have been furnished by the Insured in order to reproduce such Record subject to the applicable Single Loss Limit of Liability.

However, if such Record represents information pertaining to a Customer of the Insured and the Insured is held to be legally liable for the loss of such Record, the valuation will include compensatory damages.

B.	Data, Electronic Media, Electronic Computer Instruction or Electronic Instruction

Subject to the applicable Single Loss Limit of Liability, the Insurer shall be liable for the cost to replace or reproduce or the cost of labor to transcribe or copy the Data, Electronic Media, Electronic Computer Instructions or Electronic Instructions with the same kind of quality if available.

However, if such Data cannot be reproduced and said Data represents Securities or financial Instruments having a value, then the loss will be valued as indicated in the Securities and Other Property paragraphs of this Condition and Limitation.

C.	Trade Secrets

Trade Secrets will be valued based on standard accounting valuation methodologies as would allow for such intangible assets to be carried on the Insured’s financial statements.

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D.	Loan

The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the Insured to a borrower under such Loan reduced by all amounts including, but not limited to, interest and fees received by the Insured under all Loans to such borrower, whether or not part of any claim under this Financial Institution Bond Coverage.

E.	Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

F.	Other Property

The value of any loss of Property, other than as stated above, shall be the replacement cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

G.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss provided, however, that the value of any Securities replaced by the Insured, with the consent of the Insurer and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

H.	Set-Off

Any loss covered under Insuring Clause 1 (Dishonesty) shall be reduced by a set-off consisting of the amount owed to the Employee causing the loss, whether or not assigned to another.

I.	Trade

The value of any loss or that portion of any loss resulting from a Trade shall be reduced by the amount of commission and other amounts received by the Insured as a result of such Trade.

40.	Securities Settlement

In the event of a loss of Securities covered under this Financial Institution Bond Coverage, the Insurer may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Insured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Insurer’s indemnity shall be:

A.	for Securities having a value less than or equal to the applicable deductible - one hundred (100%) percent;

B.	for Securities having a value in excess of the applicable deductible but within the Single Loss limit of liability - the percentage that the deductible bears to the value of the Securities;

C.	for Securities having a value greater than the applicable Single Loss limit of liability the percentage that the deductible and portion in excess of the Single Loss limit of liability bears to the value of the Securities.

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The value referred to in Sections 40 (Securities Settlement) A., B., and C. is the value in accordance with Section 39 (Valuation), regardless of the value of such Securities at the time the loss under the Insurer’s indemnity is sustained.

The Insurer is not required to issue its indemnity for any portion of a loss of Securities, which is not covered by this Financial Institution Bond Coverage; however, the Insurer may do so as a courtesy to the Insured and at its sole discretion.

41.	Recoveries

If the Insured shall sustain any loss covered by this Financial Institution Bond Coverage, all recoveries (except from sureties, insurance, reinsurance or indemnity taken by or for the benefit of the Insurer) made after the loss, less the actual cost of recovery, shall be distributed as follows:

A.	If the loss is not subject to a deductible, the Insured shall be fully reimbursed from such recoveries of the amount of the loss which exceeds the amount of coverage provided by this Financial Institution Bond Coverage and any balance shall be applied to the reimbursement of the Insurer;

B.	if the loss is subject to a deductible, the Insured shall be reimbursed from such recoveries for any loss which exceeds the amount of coverage provided by this Financial Institution Bond Coverage less the deductible amount, any balance shall be applied to reimbursement of the Insurer to the extent of its loss and any remainder paid to the Insured. If there is no excess loss, the total recoveries shall be distributed first in reimbursement to the Insurer to the extent of its loss and any remainder paid to the Insured.

42.	Discovery

This Financial Institution Bond Coverage applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Parent Company’s Risk Manager first becomes aware of the facts which would cause a reasonable person to assume that a loss of a type covered by this Financial Institution Bond Coverage has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even if the exact details of such loss are unknown.

Discovery also occurs when the Parent Company’s Risk Manager receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances, which, if true, would constitute a loss under this Financial Institution Bond Coverage.

43.	Notice-Proof Legal Proceedings Against Insurer

A.	The Insured or Freddie Mac, Fannie Mae or Ginnie Mae, on behalf of the Insured, shall give the Insurer notice at the earliest practicable moment, not to exceed 90 days after discovery of a loss, in an amount that is in excess of 50% of the deductible; provided such noticed is permitted by law enforcement officials or as long as not restricted by an Executive Order or similar mandate. All notices under this section must be sent by electronic mail (email) to proclaimnewnotices@xlcatlin.com. The notice of loss or proof of loss submitted by Freddie Mac, Fannie Mae or Ginnie Mae must be accompanied by:

(1)	proof of Freddie Mac, Fannie Mae or Ginnie Mae’s interest in Property related to the loss; and

(2)	proof that Freddie Mac, Fannie Mae or Ginnie Mae notified the Insured in writing that if the Insured failed to comply with the Notice-Proof requirements set forth in this Section 43 (Notice-Proof Legal Proceedings Against Insurer) of the Bond, then Freddie Mac, Fannie Mae or Ginnie Mae would take action to comply with the requirements of this Section 43;

B.	The Insured or Freddie Mac, Fannie Mae or Ginnie Mae, on behalf of the Insured, shall furnish to the Insurer proof of loss, duly sworn to, with full particulars, within twelve (12) months after such discovery;

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C.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them;

D.	Legal proceedings for the recovery of any loss under this Financial Institution Bond Coverage shall not be brought prior to the expiration of ninety (90) days after the proof of loss is filed with the Insurer or after the expiration of twenty-four (24) months from the discovery of such loss;

E.	This Financial Institution Bond Coverage affords coverage only in favor of the Insured. No claim, suit, action or legal proceeding shall be brought under this Financial Institution Bond Coverage by anyone other than the Insured or Freddie Mac, Fannie Mae or Ginnie Mae, on behalf of the Insured. Any payment of the Insured’s loss after such notice of loss or proof of loss shall be made by check or draft jointly payable to the Insured Freddie Mac, Fannie Mae or Ginnie Mae, its successors and assigns as their interests may appear.

F.	Proof of loss involving Voice Initiated Funds Transfer Instructions shall include electronic Recordings of such Instructions;

G.	Proof of loss involving a Cash Letter shall include a Record or film Record of such checks or drafts contained in the Cash Letter.

Notwithstanding the foregoing, late notice shall not be a defense to coverage unless (i) the Insurer proves that it was actually prejudiced thereby or (ii) the Parent Company is prohibited from providing Notice of Claim by any governmental entity.

44.	Legal Proceedings Against Insured

Upon knowledge or discovery by the Parent Company’s Risk Manager of the Insured of loss or of an occurrence which may become a loss, the Insured shall notify the Insurer as soon as reasonably practicable, and in no event later than ninety (90) days after such discovery, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Financial Institution Bond Coverage. Concurrent with such notice, and as requested thereafter, the Insured shall furnish copies of all pleadings and pertinent papers to the Insurer.

It is also agreed that the Insured’s requirement to report the discovery of a loss under this Financial Institution Bond Coverage is limited to only that loss in excess of half the applicable deductible, except for losses that may trigger coverage for voluntary notice resulting from an actual or suspected Privacy Breach.

The Insurer may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Insurer shall be in the name of the Insured through attorneys selected by the Insurer. The Insured shall provide all reasonable information and assistance as required by the Insurer for such defense.

If the Insurer elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Insurer and any settlement or judgment on that part defended by the Insurer shall be a loss under the applicable Insuring Clause of this Financial Institution Bond Coverage. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Financial Institution Bond Coverage, or if a Deductible Amount is applicable, or both, the Insurer’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Financial Institution Bond Coverage bears to the total of the amount demanded in such legal proceeding.

If the Insurer declines to defend the Insured, no settlement without the prior written consent of the Insurer or judgment against the Insured shall determine the existence, extent or amount of coverage under this Financial Institution Bond Coverage, and the Insurer shall not be liable for any costs, fees and expenses incurred by the Insured.

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45.	Defense of Losses or Lawsuits under Insuring Clause 18. A. (Safe Deposit Box)

The Insurer agrees to:

A.	investigate all claims against the Insured and defend any suit against the Insured seeking damages only to which this insurance applies under Insuring Clause 18. A. (Safe Deposit Box) The Insurer shall not settle any suit without the written consent of the Insured except by payment of a final judgment rendered against the Insured;

B.	pay:

(1)	the reasonable expense incurred by the Insurer, costs taxed against the Insured in any such suit and interest on the full amount of any judgment that accrues before and after entry of the judgment and before the Insurer has paid, offered to pay or deposited in court the amount available for judgment, including punitive damages to the extent insurable;

(2)	the cost of appeal bonds in any suit and on bonds to release attachments, without any obligation to apply for or furnish any such bonds; and

(3)	the reasonable expense, other than loss of earnings, incurred by the Insured at the Insurer’s request to assist the Insurer in the investigation or defense of such suit.

The Insured shall not admit any liability for or settle any claim or incur any defense costs without the prior written consent of the Insurer, which consent shall not be unreasonably withheld.

46.	Prior Knowledge of Theft

For the purposes of this Financial Institution Bond Coverage and the exclusions applicable to Insuring Clause 1 (Dishonesty), knowledge possessed by the Parent Company’s Risk Manager or Chief Financial Officer means knowledge possessed by a partner, director or an elected or appointed officer who is aware of the employment of a person and of that person’s prior acts of Theft, fraud or dishonesty.

47.	Termination or Cancellation of Financial Institution Bond Coverage

The Financial Institution Bond Coverage terminates as an entirety upon occurrence of any of the following:

A.	immediately upon the receipt by the Insurer of a written notice from the Insured of its desire to cancel this Financial Institution Bond Coverage; or

B.	immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials; or

C.	immediately upon the taking over of the Insured by another institution; or

D.	immediately upon the exhaustion of the Aggregate Limit of Liability; or

E.	immediately upon the expiration of the Bond Period as set forth on the Declarations.

48.	Termination as to any Employee

This Financial Institution Bond Coverage shall terminate as to any Employee as soon as the Parent Company’s Risk Manager and/or General Counsel becomes aware of any act of Theft or other fraudulent or dishonest act by the Employee, without prejudice to the loss of any Property then being conveyed by the Employee outside the Premises; or sixty days after the receipt by the Insured of a written notice of termination from the Insurer whichever first occurs.

Coverage will automatically reinstate for any Employee excluded from coverage provided by this Financial Institution Bond Coverage due to a prior dishonest act (including theft or fraudulent activity) as along as:

A.	the incident occurred 4 or more years prior to the Insured discovering such loss;

B.	the amount of such incident did not exceed $25,000; and

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C.	the Employee was not employed by the Insured at the time of such incident.

49.	Employee Benefit Plans

All of the Insured’s employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA) are provided bonding protection under Insuring Clause 1 (Dishonesty), as required by ERISA. Any employee benefit plan that is not subject to Section 412 of ERISA shall be afforded coverage subject to the Single Loss Limit of Liability and the Single Loss Deductible.

50.	SEC, NYSE and NASD Notification

The Insurer will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange, the Securities and Exchange Commission and the National Association of Securities Dealers is to be notified promptly concerning substantial modification to the coverage provided in this Financial Institution Bond Coverage, or the cancellation of the coverage provided in this Financial Institution Bond Coverage in its entirety, or as to any Employee or Partner covered there under, whether such modification or cancellation be effected by notice from the Insured or the Insurer. The Insurer will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancellation.

51.	Direct Loss Payee

A.	At the written request of the Insured, any payment in satisfaction of loss covered by this Financial Institution Bond Coverage involving Money or other Property in which a Loss Payee has an interest shall be paid by an instrument issued to that organization and the Insured as joint loss-payees. The schedule of Loss Payees shall be provided on a blanket basis and subject to the following conditions and limitations:

(1)	The coverage provided by this Financial Institution Bond Coverage Endorsement is for the sole use and benefit of the Insured as expressed herein. The organizations named in the preceding paragraph shall not be considered an Insured under this Financial Institution Bond Coverage, nor shall it otherwise have any rights or benefits under this Financial Institution Bond Coverage, except as specifically set forth in Section xx . (Notice-Proof Legal Proceedings Against Insurer) A., B., and E. of the Financial Institution Bond Coverage.

(2)	Notwithstanding any payment made under the terms of this Financial Institution Bond Coverage or the execution of more than one of such similar bond, the amount paid for any one-loss occurrence or otherwise in accordance with the terms of this Financial Institution Bond Coverage shall not exceed the limits of liability as set forth in the Declarations Page.

(3)	Nothing herein is intended to alter the terms, conditions and limitations of this Financial Institution Bond Coverage.

B.	Should the coverage provided by this Financial Institution Bond Coverage be canceled, reduced, non-renewed or restrictively modified by the Insurer, the Insurer will endeavor to give thirty (30) days advance notice of the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Insurer be held liable in any way.

C.	Should the coverage provided by this Financial Institution Bond Coverage be canceled or reduced at the request of the Insured, the Insurer will endeavor to notify the organization named above of such cancellation or reduction within ten (10) business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Insurer be held liable in any way.

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52.	Definitions

A.	Acceptance means a draft, which the drawee has, by signature written on it, engaged to honor as presented.

B.	Automated Device means a machine maintained by the Insured to disburse Money, accept deposits, cash checks or drafts, or make credit card Loans.

C.	Business Income means:

(1)	net profit or loss that would have been earned or incurred before income taxes; and

(2)	the Insured’s continuing normal operating and payroll expenses. Business Income does not mean bank interest or investment income.

D.	Cash Letter means any letter or package dispatched by the Insured itemizing by separate amounts all checks or drafts enclosed within it which have been accepted by the Insured for deposit, payment, collection or encashment.

E.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

F.	Certificate of Origin or Title means a document issued by a manufacturer of personal Property or a governmental agency evidencing the ownership of the personal Property and by which ownership is transferred.

G.	Certificated Security means a share, participation or other interest in Property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	and of a type commonly dealt in on Securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

H.	Communication means an electronic Record or message created, generated, sent, communicated, received or stored by electronic means that is capable of retention by the recipient at the time of receipt, including a Telefacsimile transmission or e-mail, and that was transmitted or purported to having been transmitted through a Network.

I.	Communications Terminal means teletype, teleprinter or video display terminal and personal computers when used for receiving or transmitting.

J.	Computer System means interconnected electronic, wireless, web, communication technology, or similar systems (including all computer hardware and software used to process and/or store Data or information) owned and/or leased by the Insured, or by outsourced vendors or technology service providers with whom the Insured has contracted in writing to provide system support Services. Computer System includes but is not limited to control and monitoring systems, Network command centers, communication systems call center systems, input and output devices, including the network of physical objects that contain embedded technology to communicate and sense or interact with their internal state or the external environment, mobile devices and related electronic back-up facilities and media and Data storage repositories.

K.	Counterfeit Original means an imitation of an actual valid original which is intended to deceive and be taken as the original.

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L.	Credit Monitoring, Protection and Credit Restoration Expenses mean credit monitoring services, credit freezes, fraud alerts or any other similar or related expenses, including such services extended to third parties as a matter of goodwill to mitigate further loss.

M.	Customer means any corporation, partnership, proprietor, trust or natural person having a commercial relationship with the Insured and/or an account with the Insured and having a written agreement with the Insured for Voice Initiated Funds Transfer Instructions or Telefacsimile Instructions. Customer shall also mean any corporation, partnership, proprietor, trust or natural person to whom Private Information relates.

N.	Customer Communication Systems means those Computer Systems which provide Customers of the Insured with direct access to the Insured’s Computer System.

O.	Customers’ Property means Property:

(1)	while in the Customers’ safe deposit boxes in vaults on the premises of the Insured, or

(2)	while stored in such vaults on the premises of the Insured by or for Customers, or temporarily elsewhere on the premises of the Insured in the course of deposit or removal from safe deposit boxes or vaults by the Customer, which may be owned by Customer’s or held by them in any capacity, whether or not the Customers are liable to others for loss of such Property.

P.	Cyber Terrorism means an act of series of acts of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organization(s) or government(s), appear to have been committed for political, religious, ideological, sociopathic, or psychopathic purposes including the intention to influence any government or corporation and/or to put the public in fear for such purposes by using activities perpetrated electronically that are directed towards the destruction, disruption or subversion of Communication and information systems, infrastructure, computers, the internet, telecommunications or electronic networks and/or the content thereof, or sabotage and/or threat therefrom.

Q.	Data means a representation of information, knowledge, facts, concepts or Instructions which are being processed, or have been processed in a Computer and may be in any form, including magnetic storage media, punched cards, or stored internally in the memory of such Computer.

R.	Denial of Service means an attempt to make a machine or network resource unavailable to its intended users, such as to temporarily or indefinitely interrupt or suspend services of a host connected to the Internet.

S.	Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for delivery of goods, and any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers, and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

T.	Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT) and similar automated Interbank communication systems, and Internet access facilities.

U.	Electronic Computer Instructions means computer programs (i.e., facts or statements) converted to a form usable in a Computer System to act upon Electronic Data.

V.	Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Data processing media for use by computer programs, including software and applications.

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W.	Electronic Instruction means an ordered set of Data representing coded Instructions or statements that, when executed by a Computer System, cause it to process Data or perform one or more operations and may be in any form, including magnetic storage media, punched cards, or stored internally in the memory of a Computer System.

X.	Electronic Funds Transfer Systems means automated teller machines, point of sale terminals and other similar operating Systems and includes any shared Networks, Internet access facilities, or other similar facilities for such Systems, in which the Insured participates.

Y.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which Data is recorded.

Z.	Electronic Signature means an electronic sound, symbol, or process, attached to or logically associated with a contract or other Record and executed or adopted by a person with the intent to sign the contract or Record.

AA.	Employee means:

(1)	a natural person while in the regular service of the Insured at any of the Insured’s premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service (including former Employees but only if the loss results from activities while they were an Employee of the Insured);

(2)	an officer of the Insured;

(3)	any consultant or independent contractor while under the Insured’s supervision, including former or retired directors or officers of the Insured;

(4)	a guest student pursuing studies or duties in any of the Insured’s premises;

(5)	an attorney retained by the Insured and an Employee of such attorney while either is performing legal Services for the Insured;

(6)	a natural person provided by an employment contractor to perform Employee duties, or a natural person serving as a volunteer for the Insured under the Insured’s supervision at any of the Insured’s premises;

(7)	an Employee of an institution merged or consolidated with the Insured prior to the effective date of this Financial Institution Bond Coverage;

(8)	a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other Employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured;

(9)	each natural person, partnership or corporation duly authorized by the Insured to perform data processing of the Insured’s checks and accounting Records related to such checks, but only while such natural person, partnership or corporation is performing Services and not creating, preparing, modifying or maintaining the Insured’s computer software or programs; or

(10)	an officer or other employee of the Company, while employed in, at, or by any of the Company’s offices or premises (including employees who work remotely) covered hereunder including a former employee of the Company for a period not exceeding ninety (90) days after the end of employment

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(11)	any of the Company’s investment company funds’ advisors, custodians, transfer agents, distributors, and shareholder accounting firms used by any insured investment company;

(12)	An Employee on military leave; and

(13)	any other natural person identified as an Employee under the Management Liability and Company Reimbursement coverage form to which this Financial Institution Bond is attached.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified above, intermediary, finder or other representative of the same general character who is not on the Insured’s payroll system or who is not subject to the Insured’s reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

BB.	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer of the Insured and held by the Insured, which in the regular course of business is treated as evidencing the Customer’s debt to the Insured.

CC.	Exceeded Authorized Access means to access the Insured’s Computer System with authorization and to use such access to obtain information in or access to the Insured’s Computer System that the accessor is not entitled to obtain.

DD.	Extra Expense means reasonable and necessary expenses incurred by the Insured during the Period of Recovery of Services over and above the expenses the Insured would have normally incurred absent the occurrence of the covered event in restoring service to the level which existed prior to the covered event or in mitigating the amount of Business Income loss resulting from the covered event, including without limitation wages paid to temporary Employees or overtime wages paid to regular Employees and the cost of rented/leased equipment and of third party restoration Services.

EE.	Forensic Expense means computer forensic analysis conducted by any forensic expert(s) to determine actual, alleged or potential Privacy Breach or Security Breach; as well as attorneys’ fees associated with forensic reports and findings.

FF.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

GG.	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

HH.	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Un-Certificated Security sent to the registered owner or registered pledgee containing:

(1)	a description of the issue of which the Un-Certificated Security is a part; and

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledgee by the registered pledgee; and

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and the date the transfer pledge or release was registered.

II.	Instruction means a written order to the issuer of an Un-Certificated Security requesting that the transfer, pledge or release from pledge of the specified Un-Certificated Security be registered.

JJ.	Letter of Credit means an engagement in writing by a bank or other person made at the request of a Customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

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KK.	Loan means all extensions of credit by the Insured and all transactions creating a creditor or lessor relationship in favor of the Insured, including all purchase and repurchase agreements, and all transactions by which the Insured assumes an existing creditor or lessor relationship.

LL.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency, including but not limited to currency, quasi-currency, uncertificated security or other unit of value whether physical or digital.

MM.	Negotiable Instrument means any writing:

(1)	signed by the maker or drawer; and

(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

NN.	Network means any and all Services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT) and similar automated interbank communication systems, automated teller machines, point of sale terminals, and other similar operating Systems and includes any shared Networks, Internet access facilities, or other similar facilities for such Systems, in which the Insured participates, allowing the input, output, examination, or transfer of Data or programs from one computer to the Computer System.

OO.	Notification Expense means the reasonable expenses incurred by the Insured to notify third party(ies), including Customers or Employees, of an actual or suspected Privacy Breach or Security Breach, as required by any federal, state, local or foreign statute, rule or regulation or by a judgment, settlement, consent decree or other legal obligation, as a matter of goodwill to mitigate further loss resulting from an actual or suspected Privacy Breach or Security Breach, or as recommended by the Insured’s attorney.

Notification Expense includes call center costs and other support services necessary to facilitate breach response services.

PP.	Period of Recovery of Services means the period of time that begins immediately when the interruption, degradation or failure of the Computer System and will continue until the earlier of the following:

(1)	the date operations are restored, with due diligence and dispatch, to the condition that would have existed had there been no such event; or

(2)	sixty (60) days after the date the Insured’s Services are fully restored, with due diligence and dispatch, to the level that would have existed had there been no such event.

The expiration of the Policy Period shall not terminate the Period of Recovery of Services.

QQ.	Privacy Breach means:

1)	the theft or improper disclosure of or unauthorized access to any Private Information in any form while in the care, custody or control of the Insured, or a Third Party or outsourced vendor under written contract, including the unauthorized disclosure of such Private Information or the disclosure of such Private Information to the wrong party; or the improper or unauthorized disclosure of Private Information while in transit or at an off-site storage facility;

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2)	an actual or alleged violation by the Insured of any federal, state, local or foreign law, rule or regulation, including but not limited to those brought by a Data Protection Authority relating to the use, collection of, processing of, storage, disclosure, minimization, destruction, dissemination, retention and protection of Private Information or failure to comply with notification requirements; or

(3)	the physical loss of any of the Insureds’ laptop computers, computer disks or other portable electronic device, and any part of a Computer System.

(4)	Failure to comply with applicable law or regulation regarding the collection, use, storage, disclosure, minimization, destruction, dissemination, retention and protection of Private Information.

RR.	Private Information means any non-public personal, confidential or proprietary information in any form relating to or owned by any person or entity other than the Insured; including but not limited to meta data, other tags, usage or consumption data, confidential personal healthcare or financial information of a Customer or an Employee, including but not limited to account numbers, passwords, PIN numbers and biometric data;

SS.	Property means any Money; Certificated Security; Un-certificated Security Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Document of Title; Acceptance; Evidence of Debt; Security Agreement; Withdrawal Order; Certificate of Origin or Title; Letter of Credit; insurance bond; abstract of title, deed and mortgage on real estate; revenue and other stamps; tokens; unsold state lottery tickets; gems; jewelry; precious metals in any form; tangible items of personal Property which are not specifically enumerated; books of account and other Records recorded in writing; Data; Electronic Data; Electronic Media; Records; Private Information; and Trade Secrets.

TT.	Public Relations Expenses mean reasonable expenses incurred to hire a third party public relations consultant to assist with brand repair and Customer messaging following a Security Breach or actual or suspected Privacy Breach.

UU.	Record means information about an individual held by the Insured pertaining to that Customer’s relationship with the Insured which is not publicly available that is stored in a printed or electronic medium and is retrievable in a perceivable form.

VV.	Securities mean either Certificated Securities or Un-Certificated Securities.

WW.	Security Agreement means an agreement which creates an interest in personal Property or fixtures and which secures payment or performance of an obligation.

XX.	Security Breach means the unauthorized access to or unauthorized use of the Insured’s Computer System; the transmission of a malicious code, software program or script from the Insured’s Computer System; the theft or unauthorized copying or use of Data on the Insured’s Computer System; the infection or implantation of a malicious code, software program or script on the Insured’s Computer System; an attack or series of attacks intended by the perpetrator to interrupt, impede or prevent authorized access to a Computer System; the physical loss or theft of any of the Insureds’ laptop computers, computer disks or other Computer System; or the malicious alteration, corruption, destruction, deletion or damage to Electronic Data on the Insured’s Computer System, or Denial of Service.

YY.	Services mean computer time, data processing, or storage functions or other uses of the Insured’s Computer System.

ZZ.	Service Bureau means a natural person, partnership or corporation authorized by written agreement to perform data processing Services using Computer Systems.

AAA.	Service Bureau’s Computer System means those Computer Systems owned, leased or operated by a Service Bureau.

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BBB.	Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Company under Section 44 (Legal Proceedings Against Insured), resulting from:

(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated; Or

(2)	any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of Property; or

(3)	all acts other than those specified in BBB.(1) and BBB.(2), caused by any natural person or in which such person is implicated; or any one event not specified in BBB.(1), BBB.(2) or BBB.(3).

CCC.	Subsidiary means any organization that, at the inception date of this Financial Institution Bond Coverage, is named in the Application or is created during the Bond Period and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the Insured either directly or through one or more of its subsidiaries.

DDD.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic Communication sent by Telex or similar means of Communication, or through an Electronic Communication System or through an automated clearinghouse.

EEE.	Trade means any purchase, exchange, or sale transaction, with or without knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any Customer account, actual or fictitious.

FFF.	Trade Secret means information that is stored in an electronic format that has intrinsic value to the organization such that it garners increased protection and is accounted for in the Insured’s financial statements.

GGG.	Transferable Record means a Record which is created, generated, sent, communicated, received or stored by technology having electrical, digital, magnetic, wireless, optical, electromagnetic or similar capabilities and:

(1)	would be a note under Article 3 of the Uniform Commercial Code if it were in writing,

(2)	the issuer of such Record has agreed is a Transferable Record,

(3)	relates to a Loan secured by real Property, and

(4)	is executed using an Electronic Signature.

HHH.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express Services.

III.	Un-Certificated Security means a share, participation or other interest in Property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)	of a type commonly dealt in on Securities exchanges or markets, and

(3)	either a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

JJJ.	Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

KKK.	Voice Initiated Funds Transfer Instruction means those Instructions authorizing the transfer of funds in a Customer’s account to a financial institution for credit to accounts designated by the Customer:

(1)	made over the telephone, and

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(2)	directed to those Employees specifically authorized by the Insured to receive such Instructions by telephone at the Insured’s offices, and by the Customer or a natural person authorized and appointed by the Customer to request by telephone the transfer of such funds, and which were electronically recorded.

LLL.	Withdrawal Order means a non-Negotiable Instrument, other than an Instruction, signed by a Customer of the Insured authorizing the Insured to debit the Customer’s account in the amount of funds stated therein.

MMM.	Synthetic Identity means the creation of a fictitious identity from stolen and / or falsified credentials.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

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ENDORSEMENT DECLARATIONS

ITEM 1. Name of Insured:

Eldridge Industries, LLC. and any subsidiary(ies) now existing or hereafter created or acquired.

Eldridge Investors, LLC. and any subsidiary(ies) now existing or hereafter created or acquired.

Eldridge Capital Management, LLC and any subsidiary(ies) now existing or hereafter created or acquired including the following:

●	Eldridge Dynamic Income Fund

●	EDIF Holdco LLC

●	EDIF Intermediate LLC

●	EDIF SPV LLC

●	EDIF Blocker LLC

A24 Films, LLC and any subsidiary(ies) now existing or hereafter created or acquired.

Eldridge Media Holdings, LLC and its Subsidiaries (F/K/A Valence Media Partners)

Luminate Data Holdings, LLC and its Subsidiaries (F/K/A P-MRC Data LLC)

Billboard IP Holdings, LLC and its Subsidiary(ies) now existing or hereafter created or acquired

Aurify Brands LLC and any subsidiary(ies) now existing or hereafter created or acquired.

Media Bistro and any subsidiary(ies) now existing or hereafter created or acquired.

Clio Awards, LLC and any subsidiary(ies) now existing or hereafter created or acquired.

SkyRidge Cayman Holdings LLC (Cayman) and any subsidiary(ies) now existing or hereafter created or acquired.

SkyRidge Re UK Limited (UK) and any subsidiary(ies) now existing or hereafter created or acquired.

SkyRidge Re MidCo LLC (US) and any subsidiary(ies) now existing or hereafter created or acquired.

SkyRidge Re Limited (Bermuda) and any subsidiary(ies) now existing or hereafter created or acquired

Security Benefit Corporation and any subsidiary(ies) now existing or hereafter created or acquired.

Media Rights Capital III, LLC and any subsidiary(ies) now existing or hereafter created or acquired.

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ITEM 2. Limits of Liability

A. Crime Aggregate Limit of Liability at inception: $10,000,000

B. Amount applicable to:

		Single
	Single Loss	Loss
	Limit	Deductible
Dishonesty
Employee	$10,000,000	$250,000
Trade or Loan	$10,000,000	$250,000
Audit Expense	$10,000,000	$0
On Premises	$10,000,000	$250,000
In Transit	$10,000,000	$250,000
Forgery or Alteration	$10,000,000	$250,000
Extended Forgery	$10,000,000	$250,000
Automated Device	$10,000,000	$250,000
Counterfeit Money	$10,000,000	$250,000
Computer System	$10,000,000	$250,000
Defective Signature	$10,000,000	$250,000
Voice Initiated Funds Transfer	$10,000,000	$250,000
Telefacsimile Instruction	$10,000,000	$250,000
Electronic Data, Media and Instruction	$10,000,000	$250,000
Electronic Communication to Insured & E-Theft	$10,000,000	$250,000
Electronic Communication from Insured	$10,000,000	$250,000
Insured’s Service Bureau Operations	$10,000,000	$250,000
Extortion	$10,000,000	$0
Cash Letter	$10,000,000	$0
Safe Deposit Box
Liability	$10,000,000	$0
Property	$10,000,000	$250,000
Denial or Impairment of Service	$10,000,000	24 Hours
Vandalism	$10,000,000	$1,000,000
E-Signature	$10,000,000	$1,000,000
Forensic Expense	$10,000,000	$1,000,000
Notification Expense	$10,000,000	$1,000,000
Credit Monitoring and Protection Expense	$10,000,000	$1,000,000
Public Relations Expense	$10,000,000	$1,000,000

It is understood and agreed that the amounts set forth about are subject to the maximum Aggregate Limit of Liability set forth in Item 2(A) of the Declarations to this Bond.

ITEM 3. Territory: Anywhere in the world.

ITEM 4. Notices required to be given to the Company must be addressed to:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford, CT 06103
Toll Free Telephone: 877-953-2636

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Eldridge Industries LLC 20 11 25
Endorsement No.: 27	Effective: November 15, 2025
Named Insured: Eldridge Industries, LLC	12:01 A.M. Standard Time
Policy No.: US00122552BL25A	Insurer: XL Specialty Insurance Company

ELDRIDGE INDUSTRIES LLC
INVESTMENT FUND MANAGEMENT AND PROFESSIONAL
LIABILITY COVERAGE ENDORSEMENT

In consideration of the premium charged, it is agreed that solely with respect to the coverage provided in this endorsement, this Policy is amended to include the following:

1.	Section I. INSURING AGREEMENTS is amended to include the following:

(G)	The Insurer shall pay on behalf of the Insured Loss resulting from any Claim first made against the Insured during the Policy Period or, if applicable, the Optional Extension Period, for Investment Fund Management and Professional Liability Investment Fund Management and Professional Liability Wrongful Acts.

2.	Section II. DEFINITIONS is amended to include the following:

(A)	“Insured” means:

(1)	the Company;

(2)	the Insured Person;

(3)	each Investment Fund;

(4)	the general partner or managing general partner of each Investment Fund that is organized as a limited partnership; and

(5)	the managing member of each Investment Fund that is organized as a limited liability company;

An Outside Entity is not an Insured.

(B)	“Insured Person” means any past, present or future director, officer, partner, principal, member, trustee, employee or those persons serving in a functionally equivalent role of:

(1)	an Investment Fund;

(2)	the general partner or managing general partner of each Investment Fund that is organized as a limited partnership; and

(3)	the managing member of any Investment Fund organized as a limited liability company.

(4)	any individual serving on an advisory board or advisory committee of an Investment Fund, which advisory board or advisory committee was created pursuant to a limited partnership agreement or equivalent documents of such Investment Fund

(5)	any individual serving on an advisory board, advisory committee or investment committee or as a board observer.

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(C)	“Investment Fund” means:

(1)	investment company or limited liability company:

(a)	created, sponsored, controlled, or managed by the Company as of the effective date of this Policy; or

(b)	that has been terminated, merged, sold, or dissolved, including any series or portfolios of such investment company or limited liability company, but only for Investment Fund Management and Professional Liability Wrongful Acts that occurred while such Investment Fund was owned, sponsored, controlled, or managed by the Company; or

(2)	affiliated parallel funds, master funds, feeder funds, blocker funds, or other entities whose sole purpose is to invest proportionately on similar terms as any pooled investment vehicle or limited liability company described 1(a) or 1(b) above including an Investment Holding Company or a Minority Investment Holding Company.

(3)	the following:

●	Eldridge Dynamic Income Fund

●	EDIF Holdco LLC

●	EDIF Intermediate LLC

●	EDIF SPV LLC

●	EDIF Blocker LLC

(D)	“Investment Fund Management and Professional Liability Investment Fund Management and Professional Liability Wrongful Acts” means:

(1)	any actual or alleged act, error, omission, misstatement, misleading statement or breach of fiduciary duty or other duty committed by an Insured in the performance of, or failure to perform, Professional Services;

(2)	any actual or alleged libel, slander, or oral or written publication of defamatory or disparaging material committed by an Insured in the performance of Professional Services;

(3)	any actual or alleged act, error, omission, misstatement, misleading statement or breach of fiduciary duty or other duty committed by an Insured Person in his or her capacity as a director, officer, member of the Board of Managers, general partner, or managing general partner of an Investment Fund;

(4)	any matter asserted against an Insured Person solely by reason of his or her status as a director, officer, member of the Board of Managers, general partner, or managing general partner of an Investment Fund; and

(5)	any actual or alleged act, error, omission, misstatement, misleading statement or breach of duty by an Insured Person in his or her Outside Capacity.

(E)	“Investment Holding Company” means any investment vehicle or entity in which an Investment Fund has Management Control, and is created or acquired for the purpose of acquiring the economic interests, securities, debentures, or voting rights representing the present right to vote for the election of directors or to select managing partners or managing members of a portfolio company. Investment Holding Company does not include any portfolio company or Minority Interest Investment Holding Company. Such ownership interest will be determined at the time such Claim is first made against such Investment Holding Company.

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CERTIFICATE OF SECRETARY

The undersigned, Meredith Dodd, Chief Legal Officer and Secretary of Eldridge Dynamic Income Fund, a Delaware statutory trust (the “Fund”), do hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Fund, has custody of the corporate records of the Fund and is a proper officer to make this certification.

3. Had the Fund obtained a separate Bond, the amount of coverage required would have been $525,000.

4. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond.

5. Premiums have been paid for the period from November 15, 2025 to November 15, 2026.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 14th day of August, 2026.

Eldridge Dynamic Income Fund

By:	/s/ Meredith Dodd
Meredith Dodd
Chief Legal Officer and Secretary

Exhibit A

RESOLUTIONS

ELDRIDGE DYNAMIC INCOME FUND

June 9, 2026

APPROVAL OF JOINT FIDELITY BOND COVERAGE

RESOLVED:	That the Officers of the Fund be, and each of them hereby is, authorized to enter into a liability insurance policy maintained by XL Specialty Insurance Company, U.S. Specialty Insurance Company and National Casualty Company (the “Insurers”), in the amount and with the deductible in substantially the form presented at this Meeting, with such changes as the Officers, with the advice of counsel, shall deem necessary or appropriate as conclusively evidenced by the execution and delivery of the liability insurance policy, which will cover the Fund and its Trustees and Officers (each of whom shall be deemed a third-party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Fund, subject to such ordinary exceptions as the Officer executing the same, deems necessary or appropriate; and further

RESOLVED:	That the Fund’s participation in the above-referenced liability insurance policy is in the best interests of the Fund; and further

RESOLVED:	That the Fund shall be named as an insured under a joint fidelity bond maintained by the Insurers (“Joint Fidelity Bond”), having coverage that complies with Rule 17g-1 under the 1940 Act and issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the Officers and other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and further

RESOLVED:	That the Joint Fidelity Bond in the amount and in substantially the form presented at this Meeting, with such changes as the Officers, with the advice of counsel, shall deem necessary or appropriate, as conclusively evidenced by the execution and delivery of the Joint Fidelity Bond, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Fund to which any person covered under the bond may have access, the estimated amount of the premium of such bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and further

RESOLVED:	That the Officers of the Fund be, and each of them hereby is, authorized to enter into said Joint Fidelity Bond in substantially the form presented at this Meeting, with such changes as the Officers, with the advice of counsel, shall deem necessary or appropriate; and further

RESOLVED:	That the appropriate Officers of the Fund be, and each of them hereby is, authorized and directed to enter into an agreement as required by paragraph (f) of Rule 17g-1 under the 1940 Act with the other named insureds under the Joint Fidelity Bond providing that in the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery; and further

RESOLVED:	That the employees of the Adviser be, and hereby are, designated as the party responsible for making the necessary filings and giving notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED:	That the Officers of the Fund be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such amendments and supplements, with such changes as such Officers, with the advice of counsel, shall deem necessary or appropriate, to the aforesaid agreement, as conclusively evidenced by the execution and delivery of the said amendments and supplements, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations thereunder, all in accordance with applicable law, rules and regulations and the Declaration of Trust and the By-Laws.

Agreement Among Joint Insureds

This Agreement Among Joint Insureds (the “Agreement”) is made as of June 5, 2026 by and among Eldridge Dynamic Income Fund and Eldridge Industries, LLC (the “Parties”).

WHEREAS the Parties are named as insureds under a joint fidelity bond (the “Bond”) issued by XL Specialty Insurance Company (the “Insurer”);

WHEREAS Eldridge Industries, LLC is entering into the Agreement on behalf of itself and for the benefit of certain of its majority-owned subsidiaries, including Eldridge Structured Credit Advisers, LLC;

NOW, THEREFORE, it is agreed as follows:

In the event that the claims of loss of multiple Parties under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Party shall receive an equitable and proportionate share of the recovery; in an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage requirements under Rule 17g-1 of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF each Party has caused this Agreement to be executed by a duly authorized officer as of the date and year first written above.

Eldridge Dynamic Income Fund

By:	/s/ Nicholas Sandler
Nicholas Sandler
Chief Executive Officer, Principal Executive Officer & President

Eldridge Industries, LLC

By:	/s/ Duncan Bagshaw
Duncan Bagshaw
General Counsel